UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

2303 West 41 Avenue
Vancouver, British Columbia  V6M 2A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	News Release dated September 7, 2011, announcing the resignation of Harry Barr as President and the appointment of William Stone as President and Chief Operating Officer. Mr. Barr remains as Chief Executive Officer.

99.2	Material Change Report dated September 7, 2011, with respect to the resignation of Harry Barr as President and the appointment of William Stone as President and Chief Operating Officer. Mr. Barr remains as Chief Executive Officer.

99.3	News Release dated September 15, 2011, announcing that the Company has staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario.

99.4	Material Change Report dated September 15, 2011, with respect to the staking by the Company of 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario.

99.5	News Release dated September 26, 2011, announcing that the Company has closed the transaction whereby Next Gen Metals Inc. acquired an option to earn the Company's 60% option interest in the Destiny Gold Project in Québec from Alto Ventures Ltd.

99.6	Material Change Report dated September 26, 2011, with respect to Company closing the transaction whereby Next Gen Metals Inc. acquired an option to earn the Company's 60% option interest in the Destiny Gold Project in Québec from Alto Ventures Ltd.

99.7	News Release dated September 27, 2011, announcing assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario. DN016 was drilled in the Dana South Zone Area, where some infill and definition holes were required. Drill holes DN017 to DN020 were collared in the Dana North Zone Area.

99.8	Material Change Report dated September 27, 2011, with respect to the assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario.

99.9	Early Warning Report made pursuant to Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids and National Instrument 63-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues relating to the acquisition of 4,550,000 common shares in the capital of Next Gen Metals Inc. and 4,000,000 warrants to purchase common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

/s/ Linda Holmes
Linda Holmes (Corporate Secretary)

October 1, 2011
Date